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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A

                                 AMENDMENT NO. 3

                        Under the Securities Act of 1934

                               MAZEL STORES, INC.
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                                (Name of Issuer)

                         Common Stock, Without Par Value
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                         (Title of Class of Securities)

                                   578792 103
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                                 (CUSIP Number)

                                WILLIAM A. SHENK
                                1728 OCEAN FRONT
                            DEL MAR, CALIFORNIA 92014
                                 (619) 481-2149
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 16, 1997
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

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(1)      Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons.

         William A. Shenk
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(2)      Check the Appropriate Box if a Member of a Group             (a) / /
                                                                      (b) /x/
         Not Applicable
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(3)      SEC Use Only

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(4)      Source of Funds

         PF, BK
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(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)

         / /
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(6)      Citizenship or Place of Organization

         United States of America
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Number of Shares           (7)  Sole Voting Power
Beneficially Owned              645,011
by Each Reporting          -----------------------------------------------------
Person With                (8)  Shared Voting Power
                                31,758 (See Item 5 below)
                           -----------------------------------------------------
                           (9)  Sole Dispositive Power
                                645,011
                           -----------------------------------------------------
                           (10) Shared Dispositive Power
                                31,758 (See Item 5 below)
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(11)     Aggregate amount Beneficially Owned by Each Reporting Person

         676,769 (See Item 5 below)
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(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares  / /
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(13)     Percent of Class Represented by Amount in Row (11)

         7.4%
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(14)     Type of Reporting Person

         IN
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ITEM 3.  SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

         DIRECT OWNERSHIP. The total amount of funds required by the Profit Sharing Trust to acquire the Shares owned by the Profit Sharing Trust was $1,045,390 (including commissions). The total amount of funds required by the Revocable Trust to acquire the Shares owned by the Revocable Trust was $14,497,117 (including commissions).

         INDIRECT OWNERSHIP. The total amount of funds required by Mr. Shenk for his investment in limited partnership interests in ZS II L.P. was $130,000 which was derived from the personal funds of Mr. Shenk. The total amount required by Solco for its investment in limited partnership interests in ZS I L.P. was, to the best of Mr. Shenk's knowledge, $93,622 all of which were existing working capital funds and none of which was borrowed.

         SOURCE OF FUNDS. Mr. Shenk has used his personal funds to acquire the Shares reported as beneficially owned through the Profit Sharing Trust or the Revocable Trust. In addition, Mr. Shenk has various personal lines of credit, including a demand line of credit with National City Bank of Columbus ("NCB"). Mr. Shenk has borrowed, through the NCB line of credit and other lines of credit, the funds to purchase approximately 26.4% of the Shares which he is deemed to own directly. Mr. Shenk also from time to time borrows funds under these lines of credit for various other personal expenses. The Shares owned by the Revocable Trust, as well as other property held by Mr. Shenk, are pledged to secure the NCB line of credit; however, none of these shares are held in a "margin account."

ITEM 4.  PURPOSE OF TRANSACTION

         Mr. Shenk acquired the Shares which he beneficially owns because he believes that the Shares are an attractive investment.

         (A) Mr. Shenk currently anticipates that he will continue to purchase additional Shares if, in his estimation, market conditions continue to warrant such purchases; however, he may discontinue making such purchases at any time. Depending upon his evaluation of the Company's business and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), Mr. Shenk from time to time may purchase additional Shares, dispose of all or a portion of the Shares held by him and/or cease buying or selling Shares at any time. Any such additional purchases or sales of Shares may be made in open-market or privately-negotiated transactions or otherwise.

         (B) Not applicable.

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         (C) Not applicable.

         (D)  Not applicable.

         (E)  Not applicable.

         (F)  Not applicable.

         (G)  Not applicable.

         (H)  Not applicable.

         (I)  Not applicable.

         (J)  Not applicable.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (A) DIRECT OWNERSHIP. Mr. Shenk, individually and through the Revocable Trust and the Profit Sharing Trust, is the direct beneficial owner of 645,011 Shares (600,000 Shares in the Revocable Trust and 45,011 Shares in the Profit Sharing Trust), or approximately 7.03% of the 9,170,100 Shares outstanding as of May 31, 1997 (the "Outstanding Shares" according to information contained in the Company's Quarterly Report on Form 10-Q for the quarter ended April 26, 1997 (the "Quarterly Report")).

         INDIRECT OWNERSHIP. By virtue of his ownership of limited partnership interests in ZS II L.P., Mr. Shenk may be deemed to be the indirect beneficial owner of 25,488 Shares, or approximately 0.27% of the Outstanding Shares, of the 453,996 Shares owned by ZS II L.P. (the number of Shares owned by ZS II L.P. was obtained from the Schedule 13G filed by ZS Fund L.P. on December 2, 1996). Solco may be deemed to be the indirect beneficial owner of 20,900 of the 1,993,072 Shares owned by ZS I L.P. (the number of Shares owned by ZS I L.P. as obtained from the Schedule 13G filed by ZS Fund L.P. on December 2, 1996) by reason of Solco's ownership of limited partnership interests in ZS I L.P. of which Mr. Shenk might be deemed to be the indirect beneficial owner of 6,270 Shares, or approximately 0.068% of the Outstanding Shares, as a result of Mr. Shenk's ownership of 30% of the outstanding shares of Solco. Solco is a family investment company of which Mr. Shenk is a director and officer. Mr. Shenk's two brothers own the remaining 70% of the outstanding capital shares of Solco. Mr. Shenk does not control Solco.

         (B) Mr. Shenk holds the sole power to vote and to dispose of the 645,011 Shares held by him directly, as described in paragraph (a) above. As a limited partner of ZS II L.P. and ZS I L.P., respectively, neither Mr. Shenk nor Solco has the sole power to vote (or direct the voting of) or to dispose of (or direct the disposition of) the Shares held by ZS II L.P. and ZS I L.P. By virtue of his relationships with ZS II L.P. and ZS I L.P., Mr. Shenk may be deemed to share the power to vote (or direct the voting of) or share the power to dispose of (or direct the disposition

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of) the Shares reported as indirectly owned by him above.

         (C) The trading dates, number of Shares purchased or sold and price per share for all transactions by Mr. Shenk for the Revocable Trust and the Profit Sharing Trust since November 21, 1996 are set forth below. All such transactions were open market transactions and were effected through NASDAQ. No other transactions were effected by either of them during such period.

                                                                PRICE PER SHARE
  DATE          ACQUIROR                NUMBER OF SHARES         (EXCLUSIVE OF
                                                                  COMMISSIONS)
 11/21/96  Mr. Shenk, as trustee of          3,000                  $16.00
                  the Revocable Trust

 01/20/97  Mr. Shenk, as trustee of         25,000                  $24.50
                  the Revocable Trust

 01/20/97  Mr. Shenk, as trustee of         57,000                  $24.4561
                  the Revocable Trust

 01/20/97  Mr. Shenk, as trustee of         20,000                  $24.50
                  the Revocable Trust

 01/20/97  Mr. Shenk, as trustee of         15,000                  $24.50
                  the Revocable Trust

 01/20/97  Mr. Shenk, as trustee of         15,000                  $24.50
                  the Revocable Trust

 01/20/97  Mr. Shenk, as trustee of          5,783                  $24.50
                  the Profit Sharing Trust

 01/20/97  Mr. Shenk, as trustee of          4,217                  $24.50
                  the Revocable Trust

 01/21/97  Mr. Shenk, as trustee of          4,500                  $24.00
                  the Revocable Trust

 01/22/97  Mr. Shenk, as trustee of          3,422                  $24.00
                  the Revocable Trust

 01/22/97  Mr. Shenk, as trustee of            500                  $24.00
                  the Revocable Trust

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
 01/23/97  Mr. Shenk, as trustee of         15,000                  $23.75
                  the Revocable Trust

 01/27/97  Mr. Shenk, as trustee of         65,000                  $24.115
                  the Revocable Trust

 01/27/97  Mr. Shenk, as trustee of         10,000                  $24.125
                  the Revocable Trust

 01/28/97  Mr. Shenk, as trustee of         10,000                  $24.00
                  the Revocable Trust

 01/28/97  Mr. Shenk, as trustee of         30,000                  $24.375
                  the Revocable Trust

 01/29/97  Mr. Shenk, as trustee of         30,000                  $25.00
                  the Revocable Trust

 02/03/97  Mr. Shenk, as trustee of         10,000                  $29.00
                  the Revocable Trust

 02/04/97  Mr. Shenk, as trustee of         25,000                  $28.75
                  the Revocable Trust

 02/03/97  Mr. Shenk, as trustee of         48,320                  $28.56
                  the Revocable Trust

 02/04/97  Mr. Shenk, as trustee of         30,000                  $28.625
                  the Revocable Trust

 02/26/97  Mr. Shenk, as trustee of         21,500                  $24.25
                  the Revocable Trust

 02/28/97  Mr. Shenk, as trustee of            750                  $24.125
                  the Profit Sharing Trust

 02/28/97  Mr. Shenk, as trustee of         26,352                  $24.125
                  the Revocable Trust

 03/07/97  Mr. Shenk, as trustee of         10,000                  $24.00
                  the Revocable Trust

 03/07/97  Mr. Shenk, as trustee of         33,848                  $24.00
                  the Profit Sharing Trust

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
 03/11/97  Mr. Shenk, as trustee of         10,000                  $20.875
                  the Revocable Trust

 03/11/97  Mr. Shenk, as trustee of         10,000                  $19.50
               the Revocable Trust

 03/12/97  Mr. Shenk, as trustee of          1,558                  $20.50
               the Revocable Trust

 04/10/97  Mr. Shenk, as trustee of          2,000                  $19.00
               the Revocable Trust

 04/14/97  Mr. Shenk, as trustee of         10,000                  $19.00
                  the Revocable Trust

 04/15/97  Mr. Shenk, as trustee of          6,000                  $19.00
               the Revocable Trust

 04/15/97  Mr. Shenk, as trustee of         10,000                  $18.875
                  the Revocable Trust

 04/15/97  Mr. Shenk, as trustee of         32,000                  $19.00
                  the Revocable Trust

 06/03/97  Mr. Shenk, as trustee of             30                  $16.00
                  the Profit Sharing Trust

 06/03/97  Mr. Shenk, as trustee of          4,600                  $15.50
                  the Profit Sharing Trust

 07/14/97  Mr. Shenk, as trustee of          1,000                  $19.625
                  the Revocable Trust

 07/14/97  Mr. Shenk, as trustee of          2,500                  $19.75
                  the Revocable Trust

 07/14/97  Mr. Shenk, as trustee of          8,881                  $20.00
                  the Revocable Trust

 07/16/97  Mr. Shenk, as trustee of         10,000                  $20.00
                  the Revocable Trust

 07/21/97  Mr. Shenk, as trustee of         18,000                  $20.00
                  the Revocable Trust

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         (D) No person other than each respective owner referred to herein of
Shares is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such Shares.

         (E) Not applicable.



                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  July 22, 1997                             /s/ William A. Shenk
                                                 --------------------
                                                     WILLIAM A. SHENK